Syngenta International AG Schwarzwaldallee 215 CH-4002 Basel Switzerland www.syngenta.com
VIA EDGAR SUBMISSION AND COURIER

Ms. Cecilia D. Blye, Chief
United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Basel, December 16, 2011

Re:	Syngenta AG
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed February 17, 2011
File No. 1-15152

Dear Ms. Blye:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated November 30, 2011 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed February 17, 2011 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers in the below responses are to the page numbers of the Annual Report.
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Risk Factors, page 4

Syngenta conducts business in most countries of the world, including certain high-risk countries…, page 7

1.
Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of July 22, 2005, October 26, 2005 and December 9, 2005.  As you know, these countries are designated as state sponsors of terrorism by the United States Department of State, and are subject to U.S. economic sanctions and export controls.  Your response should describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Cuba and Sudan, whether through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements.  We note from your website that you have offices in Iran, Syria, Sudan and Cuba.  Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

Response:

Syngenta submits the following information to the Staff on its contacts with Iran, Syria, Sudan and Cuba, including the nature and extent of Syngenta’s past, current and anticipated contacts with these countries, whether through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements and any services or products Syngenta has provided to these countries, and any agreements, commercial arrangements, or other contacts Syngenta has had with the governments of these countries, or entities controlled by their governments.

Since 2005, sales of products in Iran, Syria, Sudan and Cuba have continued to consist primarily of herbicides, fungicides, insecticides, seed treatments and seeds.  As disclosed on pages 10 to 23 of the Annual Report, Syngenta’s products are designed for use in the agricultural industry, with some products having additional application in public health, turf management and ornamental markets.  It is Syngenta’s belief that its operations in Iran, Syria, Sudan and Cuba have been and are in compliance with applicable laws and regulations. Set out below is a description of Syngenta’s contacts with each country.

From 2005 until 2008, Syngenta maintained a representative office in Iran, which was primarily engaged in the promotion of Syngenta’s business interests, including the coordination of logistics and product trials, as well as in providing advice to farmers and distributors on the use of Syngenta’s products. In 2008, Syngenta expanded its operations in Iran and began making local direct sales to private Iranian customers in order to serve the growing private market for agricultural products. In 2010, Syngenta ceased selling locally in Iran, reverting to the type of operations it maintained in Iran before 2008. In March 2011, Syngenta reduced its operations in Iran and since then, its operations in Iran have consisted of maintaining a technical advisory office there, currently staffed by nine employees, which is engaged in providing advice to farmers and distributors on the use of Syngenta’s products. From 2005 until March 2011, Syngenta employed a maximum of approximately twenty employees in Iran.

The services and products provided to Iran since 2005 consist of herbicides, fungicides, insecticides, seed treatments and seeds. The agreements, commercial arrangements or other contacts Syngenta has or had since 2005 with the government of Iran or entities controlled by the government of Iran consisted of interactions related to the fulfillment of administrative duties, taxation and compliance with local laws and regulations. In addition, Syngenta has in the past participated in sales of goods through government tenders. However, when Syngenta expanded its operations in 2008 as described above, it ceased participating in any such tenders and has not done so since then.

In February 2011, Syngenta began the process of closing its office in Syria, which was located in Damascus. The office was closed in September 2011. During the eleven months ended November 30, 2011, Syngenta made no sales in Syria of any of its crop protection products and sold only $0.2 million of seeds. Prior to closing its office in Syria, since 2005 Syngenta had employed up to six employees there, who were engaged primarily in providing advice to farmers and distributors on the use of Syngenta’s products. From 2005 until Syngenta ceased operations in Syria during 2011, the services and products provided to Syria consisted of herbicides, fungicides, insecticides, seed treatments and seeds. Syngenta has participated in sales of goods through government tenders, the last of which occurred in 2008.The only other agreements, commercial arrangements or other contacts Syngenta had with the government of Syria or entities controlled by the government of Syria since 2005 consisted of interactions related to the fulfillment of administrative duties, taxation and compliance with local laws and regulations.

Syngenta operates a local technical advisory service in Sudan, currently staffed by seven employees plus one contractor, which is engaged primarily in providing advice to farmers and distributors on the use of Syngenta’s products. Since 2005, the services and products provided to Sudan consist of herbicides, fungicides, insecticides, seed treatments and seeds. The only agreements, commercial arrangements or other contacts Syngenta has or had with the government of Sudan or entities controlled by the government of Sudan consist of interactions related to the fulfillment of administrative duties, taxation and compliance with local laws and regulations.

Syngenta maintains a representative office in Cuba, currently staffed by five employees plus one contractor, which is engaged primarily in the promotion of Syngenta’s business interests, including the coordination of logistics and product trials. Since 2005, the contacts Syngenta has or had with Cuba consist of selling products directly to Cuban import companies, which are foreign trade organizations belonging to Cuban ministries, and the services and products provided to Cuba consist of agricultural pesticides and, to a lesser extent, seeds and products for the control of vectors and rodents. The agreements, commercial arrangements or other contacts Syngenta has or had with the government of Cuba or entities controlled by the government of Cuba consist of sales contracts with the Cuban import companies, commercial contracts for the sale of products and cooperation agreements with Cuban research institutes belonging to the Cuban Ministry of Agriculture, Ministry of Sugarcane and Ministry of Public Health. These cooperation agreements outline the trial procedures for the optimal application of Syngenta’s products in Cuba. In addition, Syngenta has interactions with the Cuban government related to office rent, electricity, communications services, the fulfillment of administrative duties and compliance with local laws and regulations. From 2008 through 2010, Syngenta also made donations of products and seed-treating equipment to the Cuban Ministry of Agriculture to support hurricane relief and the efficient application of Syngenta’s seed care products. These donations had an aggregate value of less than $0.5 million.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you noted in your disclosure, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Please address for us the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

Syngenta has noted in the Annual Report the existence of its operations in Iran, Syria, Sudan and Cuba, which would alert any investor that might consider Syngenta having any operations in those countries to be material.  For the reasons set forth below, Syngenta does not believe that its operations in Iran, Syria, Sudan and Cuba, individually or in the aggregate, have materially affected its reputation or share value or that they constitute a material investment risk to its security holders.

Syngenta has considered materiality in this letter based on quantitative factors as well as qualitative factors that it believes a reasonable investor would deem important in making an investment decision, including the potential impact on Syngenta’s reputation and share value of operations in countries which are identified by the U.S. government as state sponsors of terrorism and subject to U.S. economic sanctions.  Syngenta acknowledges, and is sensitive to, the economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control on such countries.

First, as a quantitative matter, in the four countries (Iran, Syria, Sudan and Cuba) combined, during each of the three years ended December 31, 2010, 2009 and 2008 and during the ten months ended October 31, 2011:

•	sales were less than $40 million (less than 0.4% of Syngenta’s total annual sales), with no individual country having sales in excess of $15 million;

•	the value of fixed assets, consisting primarily of office equipment and automobiles, did not exceed $1 million;

•	the value of other assets (primarily product inventory and receivables from customers) fluctuated at a peak level less than or near to annual sales; and

•	liabilities were a de minimis amount.

Accordingly, Syngenta respectfully submits that its operations in Iran, Syria, Sudan and Cuba are individually and in the aggregate, quantitatively immaterial to its business, financial condition and results of operations.

With respect to qualitative factors, Syngenta notes that it is a non-U.S. company and believes that it is conducting operations in Iran, Syria, Sudan and Cuba in compliance with applicable laws.

The products Syngenta sells in Iran are agricultural pesticides and, to a lesser extent, seeds (with certain of the products that are sold having additional application in public health), and it is not aware of other uses for its products in Iran. The products Syngenta sold in Syria consisted primarily of agricultural pesticides (used to treat cereals, vegetables, fruit and cotton) and, to a lesser extent, seeds, and it is not aware of other uses for its products in Syria. The products Syngenta sells in Sudan are agricultural pesticides that are used to treat cotton, sugarcane, fruit and vegetables (with certain of the products that are sold having additional application in public health), and it is not aware of other uses for its products in Sudan. The products Syngenta sells in Cuba are agricultural pesticides and, to a lesser extent, seeds (with certain of the products that are sold having additional application in public health), and it is not aware of other uses for its products in Cuba.

Syngenta notes that current U.S. sanctions and export control laws and regulations tend to provide more favorable treatment for the export of agricultural and medical products. For example, Iranian Transactions Regulation, 31 C.F.R. Part 560.530, permits, subject to certain conditions, the issuance of licenses for the exportation to Iran of agricultural commodities, medicine or medical devices; and Executive Order 13338, Blocking Property of Certain Persons and Prohibiting the Export of Certain Goods to Syria, provides more favorable export treatment for food and medicine than other products.

Syngenta will continue to monitor carefully its operations in these countries.  Syngenta has no current plans to increase significantly the size of, or alter the nature of, its operations in these countries. However, should the quantitative size or qualitative nature of these operations become significant or pose a material investment risk to its security holders, Syngenta will provide additional disclosure regarding such operations in its annual report on Form 20-F, to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

Syngenta is aware of various state and municipal governments, universities, and other investors having proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, since 2005 Syngenta has received inquiries regarding the nature and extent of its operations in Iran, Syria, Sudan and/or Cuba from three states or state employee retirement funds, from one insurance company and from two research companies, one that specializes in identifying and assessing new international security-related risk factors in the U.S. and other capital markets, and the other that provides social research to institutional clients who integrate social criteria into their investment decisions. Syngenta has in each case replied to these inquiries. In addition, since 2005 Syngenta received notification from two states (in 2006) of their decision to divest their Syngenta shares because Syngenta operates in one or more of the subject countries. Syngenta believes the number of shares divested by these two states represented in the aggregate less than 1% of its outstanding shares and that the impact of these divestments was not material. Syngenta has not identified any other actions towards it or its securities which are related to any proposed or adopted divestment or similar initiatives or any material divestments of Syngenta’s securities as a result of such initiatives.

To Syngenta’s knowledge, state and municipal pension and other funds are not currently significant security holders of Syngenta, holding in the aggregate less than 0.5% of outstanding shares. Therefore, Syngenta believes there is little potential impact of the investor sentiment evidenced by divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Further, Syngenta confirms that it has considered the relevance of such initiatives to Syngenta’s business activities and does not believe that such initiatives have affected or will affect materially its reputation or share value or have or will lead to the material divestment of Syngenta’s securities but notes that the Annual Report discloses such initiatives, which would alert any investor that might consider them material. Syngenta will continue to monitor such initiatives that have been proposed or adopted and whether they have any material impact on Syngenta and its security holders.

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The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41-61-323-5362) or James Halliwell, Group Financial Controller (+41-61-323-7074), with any questions you may have with respect to the foregoing.  Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) of Davis Polk & Wardwell LLP, Syngenta’s counsel, with respect to this letter.

Very truly yours, /s/ John Ramsay
John Ramsay Chief Financial Officer
cc:

Michael Mack
James Halliwell
Syngenta AG

Michael Kaplan
Davis Polk & Wardwell LLP

Nigel Jones
Ernst & Young AG